EXHIBIT 99.1

8 April 2019
National Grid plc (‘the Company’)
Board Change

In accordance with Listing Rule 9.6.11R National Grid plc announces that Nora Mead-Brownell, a Non-executive Director, has informed the Company that having gained a fuller understanding of the time commitments associated with her appointment to the Board of Pacific Gas & Electric Company she will no longer have the time to perform her role at the Company and has resigned as a Director with immediate effect.
Planning for Ms Mead-Brownell’s successor is already underway as part of the normal general refreshing of the Company’s Board undertaken by the Company’s Nominations Committee.
Sir Peter Gershon, Chairman of the Board, said:
“We are sorry to see Nora leave the Board but wish to thank her for her contribution throughout her time on the Board and the Remuneration and Safety, Health and Environment committees. On behalf of the Board I wish her all the very best in the future.”
Contact: Ceri James, Assistant Company Secretary (+44 20 7004 3116)